Exhibit 4.7

Section 6(a) of the Master Trust Agreement was amended, effective March 19, 2008, and now reads as follows:

Section 6.  Participant Direction.

(a)  Investments.
Each Participant shall be responsible for directing the Master Trustee in which investment option(s) to invest the assets in the Participant's individual accounts.  Such directions may be made by Participants by use of the telephone exchange system, the internet or in such other manner as may be agreed upon from time to time by Ford and the Master Trustee, in accordance with written Exchange Guidelines attached to Part I of Exhibit 2 (DC) to the separate Recordkeeping Agreement as Schedule "C".

In the event that Master Trustee fails to receive a proper direction from the Participant with regard to the SSIP or the TESPHE, the assets in question shall be invested in the Fidelity Freedom Fund determined according to a methodology selected by Ford and communicated to Master Trustee in writing.  In case of unallocated Plan assets or the termination or reallocation of an investment option, the Plan's default investment shall be the Fidelity Freedom Income Fund.

In the event that the Master Trustee fails to receive a proper direction from the Participant with regard to the FRP, the assets shall be invested in the Fidelity Freedom Fund determined according to a methodology selected by Ford and communicated to the Master Trustee in writing.  Any assets in the FRP, SSIP and TESPHE Forfeiture Accounts will be invested in the Interest Income Fund.  In the case of any other unallocated Plan assets for which the Master Trustee does not have proper direction, the Plan's default investment shall be the Interest Income Fund.  Neither Ford nor the Master Trustee shall be liable for any Losses, or by reason of any breach, which arises from a Participant's exercise or non-exercise of rights under this Agreement over the assets in the Participant's accounts.